
# Showdeo, Inc.

CA United States

To revolutionize something is to make it unimaginably better, and that is one of the Showdeo missions, to introduce cutting-edge learning/teaching technology and educational materials with 3 primary focuses:

1. An interactive material publishing and reading platform that elevates materials far beyond what's possible with traditional alternatives;
2. A content exchange that allows for open source-like course material creation and distribution where independent authors and publishers set the price and can sell or license all or part(s) of their materials to others; and,
3. Private-labeled micro-stores where teachers, departments or schools get to publish their own and/or retail others' books and course materials.

The ultimate goal of Showdeo is to avail these tools to everyone so that any person with knowledge and expertise can use the best tools to teach anyone else who wants to learn. However, we want to start with the teachers we know, and that is university and college professors.

Our revenue sharing offering showcases true investment value:

- **300% of investment** amount paid back to investors
- Payments from 10% of gross revenue, not net profit
- stock retention after revenue share fulfillment

Learn more about revenue shares



#Education     #Multi-Media     #PublicBenefit/BCorp

## $0  FUNDS RECEIVED
of $318,000 maximum target

$15K MINIMUM

## 98
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### Investment Summary

Revenue Share

Repayment Amount: 300%

Minimum Investment: $250

*See Offering section below for disclosures

# Offering

## *Equity*

📄 Showdeo Deck.pdf

## *Mission*

Our company mission is filed with our articles of incorporation with our declaration of public benefit:

*"To improve education for students and educators through the use of technology and collaboration"*

For this campaign, we want to recruit investors of every kind, but especially teachers, staff and administrators of our educational system to that they may benefit from our growth.

## *Investment Perks*

### $1,000
Professor Advisor Group

Receive and invitation to our special advisor council which will have input into company direction

### $500
Professor

Get one free class for up to 35 students

All campaigns are minimum or nothing; Showdeo, Inc. will only receive funding if the minimum goal is reached.

# Key Facts & Financials

- Taking classroom and virtual learning to the next level with live collaboration between teachers + students that continuously improves materials
- Empower educators to publish their own materials and offer them to others through custom online schools and microstores
- Help with the national teacher crisis by helping supplement teacher incomes

Showdeo Certificate of Incorporation...

Showdeo Certificate of Incorporation...

Showdeo Certificate of Incorporation...

Showdeo Financials.pdf

Showdeo Form C.pdf

# Showdeo, Inc. Story

**Class materials in Showdeo are revolutionary** because they are simple to create and change, then once in the students' hands, to solicit and receive feedback directly. **The big idea** is to use normal classroom interaction to make materials better and better with each student and each class by:

1. Making it as easy to create a textbook, course pack, and lecture slides as it is to create an article, allowing educators to create their materials from anywhere on any device; and,
2. Allowing students (and educators) to interact with the material anywhere on any device by commenting, asking questions and even rating sections of the materials.

**Showdeo's content exchange is revolutionary** because it enables teachers and authors to showcase top-end materials they've created, then license the materials to other educators, who can in turn can collaborate by providing feedback of their own as well as the interactions over the course time with their own students.

**Micro-stores are revolutionary** because for the first time, educators who decide which books and materials to offer will be able to share in the revenue in the retailer role, as well as easily publish their own materials and offer for sale.

Regardless of how an educator decides to go, once the materials are in the system, they are in The Loop™, a feedback loop where materials are being reviewed while they are read, with valuable comments that can help them become even more effective. And when students know how to learn with Showdeo, they become lifetime Showdeo learners, and one day, maybe even Showdeo teachers.

Showdeo empowers educators to quickly create course materials improved with live student feedback, outshining even the best eLearning platforms on the market, then invites them to share in revenue as a store, author or publisher.

## A Public Benefit Corporation

We formed Showdeo, Inc. as a public benefit corporation to make our primary mission improving education while we generate profit, and hopefully dividends, for our investors. We can blend the best of for-profit and non-profit company culture to keep us pushing the envelope for educational tooling without needing to maximize profit. Having a dual mission also affords us the freedom to pledge as much as 50% of our profits to helping education in the places we feel could be getting missed.

## National Teacher Crisis

Showdeo offers a solution to the national crisis facing educators across the country. Teachers' wages have stagnated over the last 15 years, while tuition

and non-faculty compensation continue to rise. Most everyone agrees--teachers need to be paid more. But in the real world, dealing with government bureaucracies, how can it happen other than by tense confrontations and work stoppage?

While the primary inspiration and reason for the creation of Showdeo wasn't to help teachers to make money, it does provide a way for teachers to supplement their income by essentially becoming a micro-bookstore for their course materials. Additionally, for teachers who enjoy creating their class content--or even provide tutoring or adult education on the side--they can earn additional revenue as an author that utilizes Showdeo as an interactive book publisher.

## What We Have Accomplished So Far

Showdeo started out as a solution to a simple problem its founder was having. Jason Henderson, who is a lecturer in computer science at California State University at Monterey Bay, could not find a way to share documents with his students that he had created with an authoring tool called *Markdown*. (*Markdown* allows authors to write content and style together in the document using a very simple syntax, which makes it quick and easy to create and update cleanly formatted documents.)


California State University
MONTEREY BAY
JavaScript: Basics
Reserved Words (Keywords)

*"I was stuck making PowerPoint slides, Word documents, and PDFs then uploading them into a system, then later upgrading slightly to sharing documents in Google Docs and Slides. It was piecemeal and hard to maintain and keep organized. So I started hunting around for a better solution and couldn't find one that really worked in the classroom. So I made my own using Markdown. I quickly made a bunch of great looking materials but had built myself into a corner because other than making more PDFs, I had no way to share them any differently with the students. So I went back hunting for a way to share the Markdown.*

*"I tried the obvious options first: Google Drive and Sites, GitHub--who was an early champion of markdown--One Drive, then when those didn't work, I moved on to try anything that could even potentially work," Jason explains. "Still nothing allowed me to serve the markdown and image files I needed to make it clean and functional. So I made my own. And it worked"*
*-Jason Henderson, Founder*

Fall 2017 was the first semester the alpha version of the markdown server--code named "Simple"-- was used for 2 classes, totaling about 60 students. Since then, it has been used by an additional 6 classes over 3 semesters. With the alpha showing early signs of success in making the learning experience better, the beta version of the product was started in Summer of 2018.

- Over 250 students taught on Showdeo Simple, over 3 semesters' time
- Authors edit with Atom and a special plugin that works with the Showdeo Simple Server
- Beta development is underway, with a focus on making the interactive writer and reader that are available from any device

## Our Product Roadmap

While there are many features that we've planned that can really move the needle for professors and students alike, we have a set of killer features that deserve their own spotlight:
The Loop™


The Professor publishes his or her courses on his or her own branded site
Students can provide ratings feedback for each section
Start Here
...and can ask The Professor questions
The Professor writes or updates textbooks + materials from any device
The Professor
The Students
...and make comments that only The Professor sees
The Professor run reports on ratings and activity to see what's happening as it's happening
...and post questions and comments to other students
...and can provide ratings feedback for each section

*Features for The Loop™*

- Allow students to rate each document, or even sections in documents, to give teachers real-time feedback so they can make even the best materials better

- Allow students to post questions or comments inline with materials that can be private to the teacher, or open to other students to answer
- Use activity tracking to monitor students' time with materials
- Use interactive flashcards that let students know what is expected, help them practice, then let teachers know which flashcard topics are are working and which aren't

*Other Features*

- Use a special editor, and pre-made templates, to quickly make reading materials and presentations of documents, and easily create an eBook by exporting final class materials



- Collaborate real-time with other authors, like Google Docs
- Collaborate through exchange with other educators or publishers by *forking*, like GitHub
- Offer students course-wide searching so they can easily reference all materials to find the answers they need
- Developer API that enables other companies to plugin great features e.g. grading module, quiz module
- Enjoy authoring and reading of materials on desktop/laptop as well as smart phones and tablets
- Enable authors and publishers to set the price paid by a student for their materials and then divide course revenues among multiple parties such as other authors, their departments or schools
- Enable authors to set the wholesale licensing price for course materials to be used by other educators who in turn can set their own price to students
- Empower educators to create multiple branded micro-stores in their own names, colors, and logos

Showdeo provides the fastest way to create, edit and share learning materials, and incorporates student/member feedback to ensure that materials are current and the best they can be.

## Our Customers



*Students*

*Showdeo gives students a more interactive and modern learning platform where they can work with the educator to keep materials fresh, and rework or tweak sections that may not be working, and do so from any device.*

Maryann is a university student with a full time job. With limited time, she needs a way to efficiently absorb her course materials and stay on top of her studying. Showdeo offers her a multi-dimensional approach to the materials where she can take advantage of links and videos her professor has selected or created to learn her topics. (On a limited budget, she knows how important it is to get the most out of the degree for which she's paying.) Showdeo helps by letting her interact with the materials and to do things like rate each section and to ask questions of the teacher or other students while she is using the materials, so that she doesn't have to wait until class or exam time. She uses the deep search feature when she can't recall where she heard or read something from class because it checks lecture slides, tutorials, textbooks, as well as video transcripts. As the semester nears its end, and the course materials have been improved by all the students of the class, she downloads the final copy of the eBook that contains all the materials for the class in one package.

*Showdeo provides college educators cutting-edge yet simple collaborative teaching tools that keep them ahead of eLearning competition, and keep them connected to their students. This subscription-based textbook and course pack alternative lets professors create eTextBooks (or use the eTextBooks from other professors) create slides for lecture, course packs, and articles from one simple interface, then share the content with their students through a custom branded micro-store.*

Julio is a computer science lecturer who, with limited time and resources found himself needing a way to keep his course materials relevant and up to date, and reflecting his style. His course was a firehose of information that left many students struggling as each unit of the course was added while trying to figure out the last. It saved time being able to create eBook articles and chapters, course pack pages, slides for lecture, and incorporate videos and other links all from the same simple interface, which he could use from his laptop, tablet or phone. It saved even more time when he needed to correct typos or make changes to clarify points or add to others. For part of the course he found some materials in the community exchange that were a perfect fit—he just had to fork a copy to include it in his class.

Having the immediate feedback on the course materials helped Julio tweak the materials to be more effective during *this semester*, not next. However, it was the flashcards that helped most. For each unit, Julio made flashcards that the students used to work through the materials. They provided two benefits: 1) it allowed Julio to spell out what he expected students to know, and 2) as students interacted with the flashcards, they provided feedback on each card as to how well they know it. This informed Julio which micro-topics were being learned and which were not, so that he could tweak class time to cover topics with which students struggled most. This saved some students who would have struggled while the first assignments were given then graded, which is usually when Julio was able to identify students who were falling behind. Also provided to Julio as real-time feedback was an activity log showing how much time each student is spending with the materials. (Good to know which struggling students are not spending enough time on the home work!)

Once he had his materials in Showdeo, he also was able to supplement his compensation by sharing in course revenue, which he split with his department so they could cover budgetary shortfall. (Julio actually set up 2 micro-stores: one with the brand of his university, and another with his personal brand, "Julio's Dojo". His personal micro-store is for a coding bootcamp he has been wanting to launch...many of the materials overlap.)

*Coach*

*Showdeo lets coaches do more with limited time and resources. It also allows them to give every kid a leg up in their sport and position by offering a platform to share interactive videos, tutorials and exercises. Showdeo also introduces optional new ways for coaches and leagues to generate revenue.*

Steve is a youth league coach with a full-time job, three kids of his own, and new team players ranging from *MVP* to *brand new*. Before Showdeo he had to do both coaching and teaching on the practice and playing field. With Showdeo, he can direct players and their parents to learn skills, positions, and even game play outside of practice so they can discover their strengths on their own. Practice time can then be spent reinforcing the lessons, and having fun. The entire team is better in the process and parents who otherwise wouldn't have been able to help can be a part of the growing process for their players. The league charges a small fee for access to the system, which it turn they use to save up for their own fields, and for scholarships for players who may not be able to afford to play.

*Book Publisher*

*Book publishers have a new retailer in Showdeo, with thousands of potential micro-outlets. Each teacher, school or department in the system can make their own retail outlet through which publishers can sell books and other relevant merchandise to students. Of course, they still enjoy the benefit of live direct reader feedback for future editions.*

Daunting Books, a textbook publisher, is seeing slowed sales growth with more online materials being used. They have converted many titles to eBooks but have seen digital shrinkage grow as well, as student readers "share" copies. Once they converted their eBook titles to Showdeo with its eBook conversion utility, shrinkage was cut down considerably. More importantly, they had a new business development line selling into all the new Showdeo micro-stores. Above the revenue opportunities, the ongoing textbook interactivity and feedback from students, so integral to the experience for teachers, offered a rich perspective to the authors as they made changes for the next edition.

Who Else May Want to Use It?

- Vocational school teachers
- Continuing education trainers
- High school teachers
- Organizations and club administrators
- Corporate trainers
- Governmental regulators

## How Our Products Differ from the Rest

The world of alternative and online education is exploding, particularly in video-based education. **An entire generation has grown up learning from YouTube videos.** And now, as adults, they accept learning in nontraditional ways as the new normal. At the same time, **the cost of traditional education has soared,** with crippling student debt emerging as a highly visible problem facing our country.

The question is, is there still a place for colleges, vocational schools and training institutes if people can just watch a video to acquire the knowledge and skills they need? The answer is yes. **Traditional education is as or more valuable than it has ever been, it just needs an upgrade.**

**Showdeo gives higher and secondary teachers the tools they need to stay in the game.** Students and other educators interact with the materials in real time, not just to get clarification and ask questions, but also to give feedback to the authors about what is working and what isn't. What's more, by using a wide variety of interactive materials such as step-by-step tutorials, flashcards and quizzes, educators help students get the most out of their course.

**Highly interactive, easy-to-create-and-improve learning material tooling is how Showdeo works** It gives the best tools to the people who know how to teach so that the quality of education is higher for every person, on every topic. Once the ball gets rolling, **Showdeo will provide the tools to let every expert teach every person who wants to learn.** Vocational school teachers, coaches, corporate trainers, even service club officers will teach and manage more effectively and help their organization thrive.

While most products on the market offer specific teaching tools with simple functionality, Showdeo incorporates all that is needed to efficiently take a class from lesson plan to course materials to exporting to presentations and eBooks with fully collaborative features that include feedback and tracking.

Generally speaking, there are a few categories of competition:

Online education stores like Udemy | Offer video classes only while Showdeo offers course planning, text with collaboration/feedback/tracking and flashcards.
Publishers of online textbooks, paper textbooks | Offer static, unchangeable texts which can be obsolete at the end of the semester, while Showdeo offers presentation and eBook creation that can easily be changed and recreated.
Educational Support like course plans and flashcards. Learning management systems, course plans, hosting of course content.... | Offer specific tools for instructors with limited functionality, while Showdeo incorporates tools like flashcards and course plans with feedback and tracking. Payment can be split among authors or authors and departments.



*Cool Feature*

Forking materials in the content exchange allows authors to perfectly tailor existing materials to suit their class or teaching style by taking a copy of a document--or even a course--then adding or modifying to work. The resulting product can then either stay separate or be merged back into the original.

*Unique Benefit*

Anyone who makes content can sell that content through a micro-store or license that content to others through the content exchange, and revenue payments can be split up between any number of parties, whether to people or institutions.

*Awesome Tech*

Students can search all course content, including video transcriptions, to find exactly what they need when they need it, from any device. No more trying to remember which link, story, video or text had the information necessary to answer the question.

*Killer Feature*

Students are able to work with the educators and their classmates on any device in The Loop™ to provide feedback rate the materials, or ask questions or make comments, making the educational experience collaborative, and enabling improvements on materials to be made as the course is taken.

## Our Market and Industry



Effective and inexpensive online education alternatives are causing colleges and universities to struggle to clearly define their value proposition to students who have an increasing comfort using online tools to acquire skills and credentials. College costs are on the rise, and as a result, as of 2016, 1 in 4 students are pursuing alternative degree programs and vocational training.  These online programs have invested in costly technical educational platforms that are effective and easy for both students and teachers to use. Currently, faculty of colleges and universities do not have tools that are on par with these platforms. Departments must compete for limited resources and funding, while at the same time look for better ways for faculty and students to interact and enhance learning.

At the same time, instructors are relying less on classic textbooks and more often making their own materials, or cobbling course content together from a wide array of materials such as books, websites, PDFs and videos. This often results in not having an authoritative reference on which students can rely both during the time they take the course and the crucial times later in their careers.

Within the higher education market, Showdeo's initial focus, the percentage of faculty who are adjunct has doubled over the past 30 years because they are cheaper than tenured professors. The challenge they and universities face is they don't have excess time for teaching and course preparation because they are most likely working another job. They need an efficient system to make teaching easier, and create value in their courses.



## What Makes Our Team Special

We are current faculty, students and recent graduates of California State University.





*Jason Henderson, Founder*

Jason has led companies, departments and teams for over 20 years, and has been an adjunct professor in Computer Science at California State University at Monterey Bay since 2015.  Though an engineer by training, he has made a career of selling product and/or service solutions discovered after grinding through problems faced by customers and partners.

After receiving an EE degree from the University of Michigan, he began his professional career in 1996 as a management and IT consultant for Price Waterhouse in the energy industry. Jason left in 2000 to pursue various director-level positions, managing teams and products in finance and real estate tech. Critical thinking has always defined his method, whether in engineering or in business.

In 2002, he founded a technology-centric mortgage bank and brokerage, where he led the company to $20 million annually, with licensed operations in over 20 states. He engineered a turnaround after the collapse of the mortgage market in 2008 which ultimately set up an exit in 2011. During his tenure, he also developed several other successful affiliated businesses in marketing, insurance, and technology.

Jason has always had an enterprising spirit, which is likely what underlies his ambition to sell, build and to do. More recently, he returned to technology and consulting to provide management and delivery of custom software and engineering solutions in finance, real estate, social media, health care, building automation, controls automation, and most recently, blockchain.

*Development Team*

Adrian Martinez, Andrew Porter and Erick Shaffer are graduates in Computer Science from California State University in Monterey Bay, each with several years of practical experience gathered prior to matriculating.

## Financials

We have mapped out a reasonable map to success that gets traction after 6-8 semesters, and demonstrates how even fractional market penetration leads company success.



## Invest in Our Company *Today*

*Education changes lives.* It doesn't just change the lives of the people who get the education. It changes the lives of everyone they touch as well. We are here to make that impact felt by everyone! Showdeo has been formed as a public benefit corporation in Delaware so that the mission of democratizing education can remain #1 while creating a healthy, profitable business.

Showdeo gives higher education teachers—and other teachers and trainers —the tools they need to rapidly build interactive learning materials that can be consumed on any device so traditional educators can stay in the game and teach students the way they are now learning. We believe in the democratization of our product and want to make education accessible to everyone. With features like collaboration/feedback/tracking, content forking, flashcards and eBook exporting, Showdeo offers a comprehensive and inexpensive platforms for educators to offer their best to their students with a shorter preparation time.

When students know how to learn with Showdeo, they become lifetime Showdeo learners, and one day, maybe even Showdeo teachers.

We expect current valuation to be $2.5 million after the first round of funding, and see a potential valuation of $50 million (20 times investment). We have a working alpha version that has been used for three semesters. The beta version is in process, and we will use funding to finish and go live with the public release.

We need investors right now to be ready for the 2020 Spring semester.

Learn about revenue share

## *The Founders*



**Jason Henderson**
Director
Director @ Showdeo

## *The Team*


**Andrew Porter**
Developer
BS Computer Science @ CSUMB


**Adrian Martinez**
Developer
BS Computer Science @ CSUMB

 https://www.showdeo.com

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